December 30, 2010

VIA EDGAR

United States Securities and Exchange Commission

Mail Stop 3561

Washington, D.C. 20549

Re:	OmniComm Systems, Inc.
Form 10-K/A-1 for the Year Ended December 31, 2009
Filed October 5, 2010
Form 10-Q/A-1 for the Quarter Ended June 30, 2010
Filed October 27, 2010
File No. 000-25203

Dear Mr. Stringer:

I am in receipt of your correspondence dated November 18, 2010 regarding the above captioned Form 10-K/A-1 and Form 10-Q/A-1. Please find below our response to the comments included in that correspondence.

Response

Form 10-K/A-1

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 29

Liquidity and Capital Resources, page 37

1.	In future filings, please provide a more robust disclosure to analyze the underlying reasons behind the changes of your cash flows and to better explain the variability in your cash flows, rather than merely reciting the information as seen on the face of your cash flow statement.

The Company will undertake to provide more detailed and robust disclosure of the individually captioned items on its statement of cash flows. In the recent past we changed our approach to utilize more tabular representations along with narrative explanations of material items in our financial statements. While we have endeavored to provide meaningful, substantative disclosure of financial trends in our financial statements we are sensitive to the need for cash flow related disclosures in a firm experiencing operating losses and will ensure future filings provide greater detail.

Item 9A(T). Controls and Procedures, page 43

2.	Management’s Report on Internal Control, page 43

3.	We note management identified a material weakness in your internal control over financial reporting; however your disclosure does not conclude on the effectiveness of internal control over financial. You state “[i]nitially management concluded that internal control over financial reporting was effective.” Please explain whether management ultimately determined internal controls were not effective and if so, amend your disclosure to include only the final conclusion regarding effectiveness of internal controls over financial reporting. If management concluded internal controls remained effective subsequent to the identification of the material weakness please explain, in detail, how they arrived at their conclusion despite the material weakness.

As disclosed in our Amended Form 10-K for the year ended December 31, 2009 we determined that our financial statements for the year ended December 31, 2009 could not be relied upon because we incorrectly recorded accounts receivables from certain client contracts and deferred revenue from them which should have not been reported. Because of this error we concluded that our financial controls and procedures were not effective at December 31, 2009 as a result of the material weakness in our internal control over financial reporting which led to the restatement of our financial statements.

We assessed the effectiveness of our internal control over financial reporting as of December 31, 2009 using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control-Integrated Framework. Based on the assessment using those criteria, management initially concluded that the internal control over financial reporting was effective as of December 31, 2009. Subsequent to year end, however, we determined that certain customer receivables were recorded at December 31, 2009 and should instead have been recorded in January 2010.

Because of the disclosed accounting error we determined that as of December 31, 2009 there was a material weakness in our internal control over financial reporting as a result of our inability to properly record accounts receivable and deferred revenue based upon the terms of our contracts with our client contracts.

The disclosure and financial controls necessary to remediate this weakness were effectively implemented contemporaneous with our determination that the material weakness existed. The necessary controls have been documented and implemented. The issue at hand while causing a restatement of our financial statements for the above captioned reporting periods was fairly narrow in nature. We believe that the improved procedures have been effective in remediating this material weakness.

As of the date of the financial statements the material weakness existed and had not been remediated. As of the date of the amended financial statements the material weakness had been remediated.

Financial Statements and Notes, Page F-1

Note 2. Summary of Significant Accounting Policies, page F-7

Revenue Recognition Policy, page F-11

3.	In light of your different revenue streams such as set up fees, professional services, etc., please tell us and revise to provide a more comprehensive revenue recognition policy with respect to each revenue stream. Also, tell us and disclose your accounting policy in recognizing the related costs of revenues.

Revenue Recognition

The Company derives revenues from software licenses and services of its EDC products and services which can be purchased on a stand-alone basis. Licensing revenues are derived principally from the sale of term licenses for the following software products offered by the Company: TrialMaster, TrialOne and eClinical Suite (the “EDC Software”). Service revenues are derived principally from the Company's delivery of the hosted solutions of its TrialMaster and eClinical software products, and consulting services and customer support, including training, for all of the Company's products.

The Company operates in one reportable segment which is the delivery of EDC services and products to clinical trial sponsors. The Company segregates its revenues based on the activity cycle used to generate its revenues. Accordingly, revenues are currently generated through five main activities. These activities include:

•	the initial setup activities associated with building, implementing and initiating clinical trial projects by our clinical development team on behalf of our clients not licensing our software;

•	change orders or change requests made by the clinical trial sponsor that require changes to the scope of the clinical trial project for non-licensed projects;

•

the maintenance fees paid by our customers for clinical trial projects that have been implemented. The services provided include application hosting and related support services. Services for this offering are typically charged monthly as a fixed fee. Revenues are recognized ratably over the period of the service.

•	the sale and transfer of our software products on a licensed basis and the associated installation, validation and training professional and consulting services we provide licensees; and

•	the hosting and subscription fees paid by our customers for hosting our ASP application in our servers and also for hosting their data collected during their clinical trial projects.

Customers generally have the ability to terminate application hosting, consulting and training service agreements upon 30 days notice. License agreements, multiple element arrangements, including license and service agreements and certain application hosting services can generally be terminated by either party for material breach of obligations not corrected within 30 days after notice of the breach.

The Company recognizes revenues when all of the following conditions are satisfied: (1) there is persuasive evidence of an arrangement; (2) the product or service has been provided to the customer; (3) the collection of fees is probable; and (4) the amount of fees to be paid by the customer is fixed or determinable.

The Company offers its TrialMaster and eClinical Suite software products as hosted application solutions delivered through a standard Web-browser, with customer support and training services. The Company's TrialOne solution is presently available only on a licensed basis. To-date, hosted solutions have been related primarily to TrialMaster.

Revenues resulting from TrialMaster and eClincial application hosting services consist of three components of services for each clinical trial: the first component is comprised of application set up, including design of electronic case report forms and edit checks, installation and server configuration of the system. The second component involves application hosting and related support services as well as billing change orders which consist of amounts billed to customers for functionality changes made; and the third stage involves services required to close out, or lock, the database for the clinical trial.

Fees charged and costs incurred for the trial system design, set up and implementation are amortized and recognized ratably over the estimated hosting period. Work performed outside the original scope of work is contracted for separately as an additional fee and is generally recognized ratably over the remaining term of the hosting period. Fees for the first and third stages of the service are billed based upon milestones. Fees for application hosting and related services in the second stage are generally billed either monthly or quarterly in advance. Revenues resulting from hosting services for the eClinical products consist of installation and server configuration, application hosting and related support services. Services for this offering are generally charged a fixed fee payable on a quarterly or annual basis. Revenues are recognized ratably over the period of the service.

The Company generally enters into software term licenses for its EDC Software products with its customers for 3 to 5 year periods, although customers have entered into both longer and shorter term license agreements. These arrangements typically include multiple elements: software license, consulting services and customer support. The Company bills its customers in accordance with the terms of the underlying contract. Generally, the Company bills license fees in advance for each billing cycle of the license term which typically is either on a quarterly or annual basis. Payment terms are generally net 30 days.

The Company’s software license revenues are earned from the sale of off-the-shelf software. From time-to-time a client might require significant modification or customization subsequent to delivery to the customer. Professional services can be deemed to be as essential to the functionality of the software at inception and typically are for initial trial configuration, implementation planning, loading of software, building simple interfaces and running test data and documentation of procedures. Subsequent additions or extensions to license terms do not generally include additional professional services.

The Company in the past has sold perpetual licenses for EDC Software products in certain situations to existing customers with the option to purchase customer support, and may in the future do so for new customers based on customer requirements or market conditions. The Company has established vendor specific objective evidence of fair value for the customer support. Accordingly, license revenues are recognized upon delivery of the software and when all other revenue recognition criteria are met. Customer support revenues are recognized ratably over the term of the underlying support arrangement. The Company generates customer support and maintenance revenues from its perpetual license customer base.

Maintenance includes telephone-based help desk support and software maintenance. The Company generally bundles customer support with the software license for the entire term of the arrangement. As a result, the Company generally recognizes revenues for both maintenance and software licenses ratably over the term of the software license and support arrangement. The Company allocates the revenues recognized for these arrangements to the different elements based on management's estimate of the relative fair value of each element. The Company generally invoices each of the elements based on separately quoted amounts and thus has a fairly accurate estimate of the relative fair values of each of the invoiced revenue elements.

For its term-based licenses, the Company allocates to consulting services, the service effort and value throughout the term of the arrangement at an amount that has been contractually allocated to those services since they are sold separately to the customer.

The Company has allocated the estimated fair value to its multiple element arrangements to provide meaningful disclosures about each of its revenue streams. The costs associated with the consulting and customer support services are expensed as incurred. There are instances in which the Company sells software licenses based on usage levels. These software licenses can be based on estimated usage, in which case the license fee charged to the customer is fixed based on this estimate. When the fee is fixed, the revenues are generally recognized ratably over the contractual term of the arrangement. If the fee is based on actual usage, and therefore variable, the revenues are recognized in the period of use. Revenues from certain follow-on consulting services, which are sold separately to customers with existing software licenses and are not considered part of a multiple element arrangement, are recognized as the services are performed.

In the event that an application hosting customer cancels its related statement of work, all deferred revenues are recognized. In addition, certain termination related fees may be charged and if so, such fees are recognized in the period of termination. Historically, the Company has not encountered customer cancellations.

The Company may also enter into arrangements to provide consulting services separate from a license arrangement. In these situations, revenue is recognized on a time-and-materials basis. If the Company is not able to produce reasonably dependable estimates, revenue is recognized upon completion of the project and final acceptance from the customer. If significant uncertainties exist about project completion or receipt of payment, the revenue is deferred until the uncertainty is resolved. Provisions for estimated losses on contracts are recorded during the period in which they are identified.

Cost of Revenues

Cost of revenues primarily consists of costs related to hosting, maintaining and supporting the Company’s application suite and delivering professional services and support. These costs include salaries, benefits, bonuses and stock-based compensation for the Company’s professional services staffs. Cost of revenues also includes outside service provider costs, data center and networking expenses, and allocated overhead. These costs are expensed as incurred.

Note 7. eResearch Technology, Inc. Asset Acquisition, page F-16

Note 8. Logos Technologies, LTD. Asset Acquisition, F-19

4.	We note you accounted for the acquisitions of eResearch and Logos as asset acquisitions rather than business acquisitions by citing the application of the guidance of EITF 98-3 and the notion of self-sustaining including whether inputs, processes and outputs existed with the acquired assts. Please note ASC 805 nullified EITF 98-3 and that the notion of self-sustaining is no longer applicable in your evaluation of whether the transactions are assets acquisitions or business combinations. Please provide us a detailed analysis in explaining how your determined the transactions did not constitute business acquisitions. Reference is made to FASB ASC 805-10 and Article 11-01 (d) of Regulation S-X. We may have further comment.

In an effort to assist in understanding our analysis of the two transactions we provide below an analysis of the eResearch Technology EDC assets acquisition.

Analysis of Treatment of eResearch Technology, Inc.

EDC Assets

Determination of Accounting Treatment

The purchase of the eResearch EDC Assets required us to determine whether the group of assets constituted a business, and accordingly, required accounting under Statement of Financial Accounting Standards No. 141, Business Combinations (“SFAS 141”) or whether the group of assets did not constitute a business and, accordingly, required accounting under other standards, including Statement of Financial Accounting Standards No. 142, Goodwill and Intangible Assets (“SFAS 142”). This determination is required to be made by reference (by analogy) to guidance in EITF No. 98-3, “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or a Business” (“EITF 98-3”). It should be noted that the determination of what constitutes a business for reporting purposes under Rules and Regulations of the Securities and Exchange Commission differs from the guidance in EITF 98-3.

We accounted for the acquisition of the eResearch EDC Assets as an acquisition of productive assets and not as a business. In applying the guidance of EITF 98-3, a business is a self sustaining, integrated set of activities and assets conducted and managed for the purpose of providing a return to investors and, further, must consist of inputs, processes applied to those inputs, and resulting outputs that are used to generate revenues. Based upon the guidance of EITF 98-3, the eResearch EDC Assets were not self-sustaining since they required significant administrative, technological and operational input, guidance and assistance from the corporate infrastructure that remained with eResearch subsequent to the purchase.

The eResearch EDC Assets when evaluated on a stand-alone basis while containing many of the components of a business lacked a significant number of the components required to be classified a business and would without the significant contribution of the infrastructure components provided by eResearch on a pre-purchase basis and by the Company on a post-purchase basis which include sales and marketing support would first likely preclude it from being considered a business under the guidance of EITF 98-3 and second would have difficulty achieving commercial viability without a significant investment of capital, infrastructure and personnel. A more detailed analysis of the components of eRT and the factors we used to make our determination is provided below.

Clinical Support: A firm operating in the EDC market must by necessity employ individuals with clinical experience and through those individuals provide clinical services associated with individual clinical projects. Because of the nature of the clinical trials market, and more specifically EDC services, a significant level of clinical expertise is required in order to effectively interpret clinical trial protocols (the documents that govern the actual clinical trial) in order for them to be interpreted and programmed into an EDC software application. Depending on the sophistication of the client and the individual project this function can range from minimal activity to a significant amount of front-end engagement planning and on-going client consultation. OmniComm employs 6 employees with clinical expertise. The eRT employees acquired do not include any employees with clinical experience. eResearch Technology has as part of its core ECG business employees with this skill set and the EDC unit leveraged those employees as part of the shared corporate services provided at eRT’s home office.

Business Development and Marketing: Because of the complex nature of EDC software sales an experienced well connected sales force is a critical success factor. During the year-ended December 2008 OmniComm sold approximately $6.2 million in EDC services and software through the use of an eight person sales force that is supported by a full-time marketing director and the services of a COO and CEO that spend a considerable portion of their time in the business development arena. The existing eRT assets had 1 full-time salesperson. The EDC unit shared the marketing and sales resources of the home office in order to cultivate sales leads and close business. Many of the EDC clients emanated from existing ECG relationships. In order to support the business prospectively in a manner that could cover cost of goods sold and even a nominal G & A infrastructure the company would need to hire at a minimum 2 more domestic sales professionals and one person in Europe due to the existing customer base.

European Support and Service: eRT developed over the course of the past decade a significant presence in Europe. This presence was primarily comprised of existing licensed customers. Many were serviced via the eRT office in the U.K. and became clients through the efforts of the ECG Salesforce. OmniComm currently runs a full-service EDC operation with its employees in Bonn, Germany. That office provides comprehensive technological, clinical, project management and help desk support to our European operation. None of the employees acquired in the eRT Transaction currently works in Europe. At a minimum eRT would have to hire 8 to 10 employees to replicate our level of operation which is smaller than the footprint currently deployed by eResearch in Europe.

Networking and Database Support: Because of the nature of EDC software applications, a significant investment must be made first in networking equipment and secondly in the personnel capable of adequately managing the network and supporting both customer and employee users. Additionally, because EDC applications are developed to utilize a back-end database application capable of handling significant amounts of data in an efficient (because of the use of the Internet to collect data) and effective manner (security, integrity of data) the services of a high-end database administrator is crucial. In the case of the eRT acquisition the EDC team used the shared services of the ECG businesses specialists. All applications were run on shared networks and shared high-end servers. The database administration was handled by a full-time eRT employee. In our acquisition of this asset we will be able to leverage our existing networking capabilities but will need to supplement our human resources to include an Oracle DBA to administer and manage the existing databases. Without the services of networking and database personnel the eRT EDC Assets would cease to be productive within a fairly short time-frame (3 to 6 months).

Integration of eResearch EDC Assets: A critical component in the analysis of the treatment of this acquisition is the overall integration of the components discussed in this analysis. None of the individual functions added by our infrastructure, except for the networking and database functions, would prevent an entity that wishes to operate on a small scale from acquiring the eRT EDC assets and operating on a stand alone business basis. We believe that the long-term viability of such a venture would be limited because of the dynamics of the marketplace for EDC services, however, a more salient and important fact in this transaction is that the consolidation and integration of the existing business and the factors listed herein are a crucial barometer for the success of the eRT EDC assets as a business.

Corporate Treatment within eResearch Technology, Inc. Further bolstering our contention that this acquisition was an asset transaction is the fact the eRT did not account for the EDC assets as a standalone entity. Indeed, the software suite did not even have a separate identity. The EDC suite was packaged as a set of functionality within the total suite of products the firm offered its client base.

Nature of Transaction. Although acquisitions are often structured as asset purchases to avoid the negative implications of acquiring existing liabilities the nature of this transaction, indeed the substance of the transaction, was that individual assets were acquired. While the assets are of value: the customer list; employee knowledge; and existing software code all have intrinsic value, none either individually or on a collective basis rise to the level of a productive business.

Notwithstanding our conclusion that the eResearch EDC Assets did not constitute a business, SFAS 142 provides that intangible assets acquired as a group are initially recognized at fair value applying the measurement principles for exchange transactions provided in SFAS 141.5-7. Those measurement principles provide that, when consideration is not in the form of cash, measurement is based upon the fair value of the consideration given or the fair value of the assets acquired, whichever is more clearly and closely evident and, thus more reliably measurable. We have concluded that the value of the consideration given representing our common stock, is more clearly evident and reliable for this purpose because (i) the exchange resulted from exhaustive negotiations with the eResearch, (ii) fair value measurements of our common stock is based upon market indicators such as the trading price of our stock on the Over the Counter Market (“OTC Bulletin Board”) and assumptions derived for active markets, and (iii) while ultimately reasonable, our fair value measurements of the significant tangible and intangible asset relies heavily on subjective estimates and prospective financial information. The following table reflects the components of the consideration paid to effect the acquisition:

We accounted for each of these acquisitions using the purchase acquisition requirements promulgated under ASC 805- Business Combinations (“ASC 805”). Although the disclosures provided discuss the acquisition of certain assets the entire disclosures provided and methods utilized to record the transactions follow the prescribed methods discussed and required by ASC 805. With respect to each acquisition, the purchase price has been allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the acquisition date. The purchase price allocation for each acquisition was based upon a valuation completed by a third-party valuation specialist using an income approach and estimates and assumptions provided by management. There was no excess of the purchase price over the net tangible and identifiable intangible assets thus we recorded no goodwill. The intangible assets acquired in both acquisitions have been deemed to be deductible for tax purposes. The following tables summarize the final allocation of the aggregate purchase price to the fair value of the assets acquired and liabilities assumed as of the acquisition date (in thousands) for each acquisition:

Allocation of the purchase price for eResearch transaction

Cash	$1,150,000
Property and equipment	36,006
Prepaid expenses	44,707
Purchased intangible assets	1,717,665
Accrued expenses	(954,588)
Deferred revenue	(267,790)

Total purchase price	$1,726,000

Allocation of the purchase price for Logos Holdings, Ltd.

Property and equipment	$35,000
Purchased intangible assets	117,628

Total purchase price	$152,628

The amounts allocated to the purchased intangible assets for eResearch consist of the following:

	Purchase Price Allocation	Asset Life
Amortizable intangible assets:
Customer relationships/contracts	$324,964	3 years
Software Technology	1,392,701	3 years

Total intangible assets	$1,717,665

The amounts allocated to the purchased intangible assets for Logos Holdings consist of the following:

	Purchase Price Allocation	Asset Life
Amortizable intangible assets:
Software Technology	117,628	3 years

Total intangible assets	$117,628

As discussed in the body of this item’s response we believe that the gross assets purchased and liabilities assumed as well as the consideration paid in both transactions are consistent with the standards promulgated in FASB ASC 805-10 with regard to the recording of asset and liability values in an acquisition.

5.	We note your disclosure that you acquired apparent additional assets and liabilities such as contracts, employment rights, non-compete agreements, deferred revenues and certain liabilities, etc. as part of your eResearch and Logos acquisitions. In this regard, tell us and disclose where you have reflected these items in your purchase allocation on pages F-18 and F-20. If not, please explain to us why. We may have further comment.

eResearch Acquisition Valuation and Allocation

Shortly after the consummation of our acquisition of the eResearch EDC Assets we engaged a third-party, International Appraisal Company (“IAC”) to perform a fair value measurement of the assets we acquired pursuant to Financial Accounting Standard Board (FASB) Statement of Accounting Standards No. 141, Business Combinations (FAS 141).

IAC performed this valuation based on historical data available to us prior to the acquisition regarding existing customers, the historical cost of certain fixed assets, historical revenue results, internal financial statements and employee records. Based on their analysis IAC determined that the fair value of the assets acquired on June 23, 2009 was:

Assets	Fair Value at June 23, 2009
Customer lists/relationships	$1,500,000
Software	350,000
Workforce in place (employment rights)	450,000
Cash	1,150,000
Prepaid expenses	44,707
Fixed assets	36,006

Total	$3,530,713

Pursuant to ASC 805-55-6 the acquirer subsumes into goodwill the value of an acquired intangible asset that is not identifiable as of the acquisition date. For example, an acquirer may attribute value to the existence of an assembled workforce, which is an existing collection of employees that permits the acquirer to continue to operate an acquired business from the acquisition date. An assembled workforce does not represent the intellectual capital of the skilled workforce—the (often specialized) knowledge and experience that employees of an acquiree bring to their jobs. Because the assembled workforce is not an identifiable asset to be recognized separately from goodwill, any value attributed to it is subsumed into goodwill.

In addition to the assets acquired at the time of the acquisition the Company assumed certain eResearch liabilities. These liabilities include obligation underlying certain customer contracts and a liability to make payments under a patent licensing agreement with DataSci, LLC. The value of these liabilities was $954,588 for the assumed customer contracts and $267,790 for the patent royalty agreement. The customer contract liability valuation was supported by payments received by eResearch which had not been fully earned and were subject extended customer support obligation and thus deferred revenue recognition over the term of the expected customer support obligation. Further, the value of the deferred revenue was evidenced by the fact that a portion of the cash received from eResearch at closing was provided in exchange for agreement to assume the customer support obligation. The patent royalty liability was equal to the present value of the patent payments required over the course of 24 months from the date of the transaction.

Because the value of the consideration paid to eResearch exceeded the fair value of the assets acquired by $132,335 we ratably allocated the cost of our acquisition first to tangible assets (fixed assets, cash, prepaid expenses) and then to acquired intangible assets. Based on the IAC FAS 141 valuation analysis the customer list represented approximately 81 percent of the intangible assets acquired and the value of the existing acquired proprietary software accounted for 19 percent of the intangible assets acquired.

Logos Technologies Ltd. Asset Acquisition Valuation and Allocation

Shortly after the consummation of our acquisition of the Logos Holdings Assets we engaged a third-party, International Appraisal Company (“IAC”) to perform a fair value measurement of the assets we acquired pursuant to Financial Accounting Standard Board (FASB) Statement of Accounting Standards No. 141, Business Combinations (FAS 141).

IAC performed this valuation based on historical data available to us prior to the acquisition regarding the historical cost of certain fixed assets, historical revenue results, internal financial statements and employee records. The records available for historical revenue results and internal financial statements were extremely limited due to the small, unsophisticated nature of the previous owners of the software and also due to the nature of the transaction. The assets had been placed in Administration (the UK equivalent of a Chapter 7 bankruptcy) largely in part to disagreements between the existing partners in Logos Holdings. Based on their analysis IAC determined that the fair value of the assets acquired on August 3, 2009 was:

Software	1,200,000

Fixed assets	35,000

Total	$1,287,000

Our analysis of the workforce in place and our rights to those employees is consistent with the analysis performed in our analysis of the acquired workforce as part of the eResearch transaction as codified in ASC 805-55-6.

Because the value of the assets acquired exceeded the consideration paid to the Logos Holdings Administrator we ratably allocated the cost of our acquisition first to tangible assets, fixed assets, and then to acquired intangible assets. Based on the IAC FAS 141 valuation analysis the value of the acquired software was recorded as $117,628 at the time of acquisition reflecting the fact that the total consideration paid was the equivalent of $152,628. The table below provides a tabular representation of the allocation at the time of acquisition of the assets acquired in the Logos Holdings acquisition.

Allocation of the purchase price for Logos Holdings, Ltd.

Property and equipment	$35,000
Purchased intangible assets	117,628
Total purchase price	$152,628

6.	With regards to the acquisition of eResearch we note your disclosure of the consideration as being $1,726,000. Please explain how this amount is reflected in the tabular presentation of the purchase price allocation on page F-18. We note the purchase price allocation of $2,948,378 rather than $1,726,000. Reconcile for us the total consideration amount to the allocation. Reference is made to FASB ASC 805-50-30-1.

The table below provides a reconciliation of the fair value of the assets acquired, liabilities assumed and consideration paid in the eResearch asset purchase.

Asset or Account	Total Purchase Price Allocation
Cash	$1,150,000
Prepaid expenses	44,707
Computers, equipment and other property	36,006
Intangible assets:
Software code	324,964
Customer list	1,392,701

Asset total	2,948,378

Liabilities Assumed

Deferred revenue	(954,588)

Patent royalty	(267,790)

Liability total	(1,222,378)

Total Purchase Price Allocation	$1,726,000

Purchase Consideration
OmniComm Systems common stock	$1,701,000

Transaction Costs	25,000

Consideration total	$1,726,000

As referenced in item 5 of this correspondence the total fair value of the assets acquired in the eResearch transaction exceeded amount of consideration paid and liabilities assumed. Thus the fair value of the existing customer list and software code acquired was diminished by the calculated $132,335 excess of fair value of the acquired assets over their cost.

7.	With regards to the Logos acquisition, we note the allocation of the consideration given to the assets acquired did not include the transaction costs of $23,441. Please explain. Reference is made to FASB ASC 805-50-30-2.

In reviewing the transaction and the various components of the costs involved including the costs incurred in acquiring the assets it is noted that while we disclose the fact that costs were incurred in the amount of $23,441 that these amounts were not taken into account in allocating the costs of the acquisition to the various acquired assets. The cash acquisition costs of $152,628 was ‘capitalized’ to the depreciable (equipment and computers) and amortizable (acquired software). The costs of acquiring the assets (primarily in the form of legal fees) was expensed in the period incurred.

8.	Please explain to us the nature of the employment rights obtained in the eResearch and Logos acquisitions and your consideration as to whether or not they represent intangible assets.

As previously cited in item 5 of this correspondence, according to 805-55-6 an acquirer may attribute value to the existence of an assembled workforce, which is an existing collection of employees that permits the acquirer to continue to operate an acquired business from the acquisition date. An assembled workforce does not represent the intellectual capital of the skilled workforce—the (often specialized) knowledge and experience that employees of an acquiree bring to their jobs. Because the assembled workforce is not an identifiable asset to be recognized separately from goodwill, any value attributed to it is subsumed into goodwill.

In our acquisitions we merely acquired the right to extend employment offers to the existing workforce in place. In the case of eResearch the accumulated workforce and our ability to extend offers provided some intrinsic value since eResearch was an existing concern that would survive our purchase of the eResearch assets. While it was unlikely that any of the workforce would be retained by eResearch in light of the fact that eResearch was a multi-product/service company and the employees for whom we obtained rights were specific to the EDC assets we were purchasing. In the Logos transaction there was no successor entity. The assets were acquired out of Administration (the UK version of a liquidating bankruptcy) and thus the employment rights would have defaulted to us regardless of us having those rights explicitly spelled out any in acquisition agreement.

In the valuation analysis conducted on our behalf by IAC a fair value was calculated for both existing workforces. The value ascribed to the workforce can be attributed to the knowledge base accumulated and acquired through the employment services rendered to the predecessor owners of the assets. In our analysis we believe that the fair value calculated for both the eResearch and Logos employees is well founded based on the assumptions made by IAC which included historical payroll costs, and the estimated costs of recruitment and training. We believe the treatment of the workforce in place as part of the goodwill of the assets acquired is appropriate.

Note 11. Convertible Debt, page F-22.

9.	Please explain the difference in valuation of 4,540,000 warrants in the August 2008 transaction at $1,153,160 versus 10,150,000 warrants valued four months later at $852,600 in the December 2008 transaction.

Although there were a significantly higher number of warrants issued in the December 2008 transaction most of the variables affecting the derivative valuation calculation had decreased to the point where the fair value of the warrants had decreased significantly. The table below provides the details on the factors used in applying the American Binomial method in calculating the fair value of the warrants.

Offering	Duration	Risk Free Rate	Volatility	Strike Price	Market Price
August 2008	48 months	1.72%	80.3	$0.60	$0.47
December 2008	48 months	0.03%	76.5	$0.60	$0.24

In particular, the market price had dropped from a quoted price on the OTC Bulletin Board of $0.47 per share to $0.24 per share. This affected the fair value of the warrant since the strike price at which investors could exercise the warrant had not been lowered to match the significant drop in value of the underlying common stock in the market. In addition, the risk free rates observed in the market had dropped during the intervening four month period.

Note 21. Restatement of Previously Issued Financial Statements, page F-51

10.	In future filings please label the face of the affected financial statements as restated.

The Company acknowledges that the face of any restated financial statement should be labeled as restated. The amended financial statements filed for the Quarters Ended March 31, 2010 and June 30, 2010 on Form 10-Q/A-1 and the financial statements for the Quarter Ended filed on Form 10-Q were all correctly labeled as restated where appropriate on the filed Balance Sheet or Statement of Cash Flows. The Company will endeavor to ensure that all future filings are correctly labeled as necessary.

11.	We note you restated deferred revenues from $4,582,369 to $2,048,305 as of December 31, 2009. Explain to us why you did not restate revenues for the year ended December 31, 2009 as a result of the restatement of deferred revenues.

Revenues for the year ended December 31, 2009 were not affected by the restatement of our deferred revenues and associated accounts receivable as of that date. The restatement entry related to invoices for software licenses, maintenance services and hosting services for periods beginning with January 1, 2010. The invoices had been issued prior to December 31, 2009 and had thus been recorded as trade accounts receivables with an offsetting entry to deferred revenue pending future recognition in the period the revenues were to be earned. The restatement entry only affected client receivables and deferred revenues.

Form 10-Q/A-1 June 30, 2010

Item 4T. Controls and Procedures, page 49.

Evaluation of Controls and Procedures, page 49.

12.	We note your disclosure that “[b]ecause of this error, our principal executive officer and our principal financial officer have subsequently concluded that our disclosure controls and procedures were not effective at December 31, 2009…” Please clarify if true that your intent was to refer to the period ended June 30, 2010 instead of the year ended December 31, 2009.

Because of the nature of the error and the underlying weakness in our controls the disclosure should have included both periods, June 30, 2010 and December 31, 2009, in the provided Evaluation of Controls and Procedures. The weakness first occurred in the production of the December 31, 2009 financial statements and continued to exist as of the date of the June 30, 2010 financial statements.

In connection with our response to the comments provided to the Company from the Securities and Exchange Commission in its correspondence dated November 18, 2010 the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K/A-1 filed for the Year Ended December 31, 2009, and the Form 10-A/A-1 for the Quarter Ended June 30, 2010;

•	Staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After reviewing the above please do not hesitate to contact me with any questions or comments you might have regarding our response at (954) 473-1254.

Sincerely,

/s/ Ronald T. Linares
Ronald T. Linares
Executive Vice President of Finance, Chief Financial and Accounting Officer